Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

November 3, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 2, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Sizzle Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock and one half of one redeemable warrant
Common stock, par value $0.0001 per share
Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi